UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 8-K
Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 12, 2011

CATERPILLAR INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction
of incorporation)

1-768	37-0602744
(Commission File Number)	(IRS Employer Identification No.)

100 NE Adams Street, Peoria, Illinois	61629
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (309) 675-1000

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

* *

Item 8.01   Other Events.

This Current Report on Form 8-K is being filed to provide additional detail regarding the performance of Caterpillar Inc. (the "Company") during the fiscal year ended December 31, 2010. In particular, Exhibit 99.1 to this Current Report on Form 8-K contains information regarding sales and revenues and operating profit attributable to each of the Company's reportable segments during each fiscal quarter for the fiscal year ended December 31, 2010. The information in Exhibit 99.1 reflects the revised segment presentation that the Company began using with the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2011 and which was described in the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 23, 2011.

Item 9.01.   Financial Statements and Exhibits.

(d)   Exhibits:

99.1   2010 Segment Sales and Revenues and Operating Profit by Quarter.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CATERPILLAR INC.

July 12, 2011

By: _/s/James B. Buda_
James B. Buda
Senior Vice President and Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	2010 Segment Sales and Revenues and Operating Profit by Quarter.

Exhibit 99.1

2010 Segment Sales and Revenues by Quarter

(Millions of dollars)	Total		North America		Latin America		EAME		Asia/ Pacific	
First Quarter 2010										
Construction Industries[1]	$	2,612	$	681	$	382	$	512	$	1,037
Resource Industries[2]		1,503		469		266		297		471
Power Systems[3]		2,941		1,221		266		863		591
All Other Segments [4]		494		274		23		130		67
Corporate Items and Eliminations		1		-		-		-		1
Machinery & Power Systems Sales	$	7,551	$	2,645	$	937	$	1,802	$	2,167
Financial Products Segment		739		449		75		115		100
Corporate Items and Eliminations		(52)		(47)		(2)		-		(3)
Financial Products Revenues	$	687	$	402	$	73	$	115	$	97
Consolidated Sales and Revenues	$	8,238	$	3,047	$	1,010	$	1,917	$	2,264

[1] Does not include inter-segment sales of $160 million.
[2] Does not include inter-segment sales of $154 million.
[3] Does not include inter-segment sales of $256 million.
[4] Does not include inter-segment sales of $607 million.

(Millions of dollars)	Total		North America		Latin America		EAME		Asia/ Pacific	
Second Quarter 2010										
Construction Industries[1]	$	3,391	$	947	$	534	$	813	$	1,097
Resource Industries[2]		2,095		705		516		372		502
Power Systems[3]		3,736		1,596		444		975		721
All Other Segments [4]		529		299		33		143		54
Corporate Items and Eliminations		(28)		(10)		(8)		(5)		(5)
Machinery & Power Systems Sales	$	9,723	$	3,537	$	1,519	$	2,298	$	2,369
Financial Products Segment		744		454		74		107		109
Corporate Items and Eliminations		(58)		(52)		(3)		-		(3)
Financial Products Revenues	$	686	$	402	$	71	$	107	$	106
Consolidated Sales and Revenues	$	10,409	$	3,939	$	1,590	$	2,405	$	2,475

[1] Does not include inter-segment sales of $142 million.
[2] Does not include inter-segment sales of $192 million.
[3] Does not include inter-segment sales of $388 million.
[4] Does not include inter-segment sales of $691 million.

(Millions of dollars)	Total		North America		Latin America		EAME		Asia/ Pacific	
Third Quarter 2010										
Construction Industries[1]	$	3,466	$	1,146	$	531	$	710	$	1,079
Resource Industries[2]		2,262		793		516		420		533
Power Systems[3]		4,196		1,623		606		1,218		749
All Other Segments [4]		550		307		31		126		86
Corporate Items and Eliminations		(22)		(14)		-		(6)		(2)
Machinery & Power Systems Sales	$	10,452	$	3,855	$	1,684	$	2,468	$	2,445
Financial Products Segment		737		442		78		102		115
Corporate Items and Eliminations		(55)		(49)		(3)		-		(3)
Financial Products Revenues	$	682	$	393	$	75	$	102	$	112
Consolidated Sales and Revenues	$	11,134	$	4,248	$	1,759	$	2,570	$	2,557

[1] Does not include inter-segment sales of $179 million.
[2] Does not include inter-segment sales of $206 million.
[3] Does not include inter-segment sales of $485 million.
[4] Does not include inter-segment sales of $748 million.

(Millions of dollars)	Total		North America		Latin America		EAME		Asia/ Pacific	
Fourth Quarter 2010										
Construction Industries[1]	$	4,103	$	1,334	$	601	$	906	$	1,262
Resource Industries[2]		2,807		899		511		648		749
Power Systems[3]		4,664		1,936		584		1,337		807
All Other Segments [4]		583		328		21		139		95
Corporate Items and Eliminations		(16)		(12)		-		(3)		(1)
Machinery & Power Systems Sales	$	12,141	$	4,485	$	1,717	$	3,027	$	2,912
Financial Products Segment		726		428		81		103		114
Corporate Items and Eliminations		(60)		(54)		(3)		-		(3)
Financial Products Revenues	$	666	$	374	$	78	$	103	$	111
Consolidated Sales and Revenues	$	12,807	$	4,859	$	1,795	$	3,130	$	3,023

[1] Does not include inter-segment sales of $193 million.
[2] Does not include inter-segment sales of $342 million.
[3] Does not include inter-segment sales of $555 million.
[4] Does not include inter-segment sales of $762 million.

2010 Segment Operating Profit by Quarter

(Millions of dollars)	First Quarter 2010		Second Quarter 2010		Third Quarter 2010		Fourth Quarter 2010	
Construction Industries	$	32	$	218	$	246	$	287
Resource Industries		227		418		538		606
Power Systems		292		594		694		708
All Other Segments		185		195		200		140
Corporate Items and Eliminations		(278)		(486)		(532)		(497)
Total Machinery & Power Systems	$	458	$	939	$	1,146	$	1,244
Financial Products Segment		106		110		108		105
Corporate Items and Eliminations		(9)		(18)		(12)		(3)
Total Financial Products	$	97	$	92	$	96	$	102
Consolidating Adjustments		(47)		(54)		(55)		(55)
Consolidated Operating Profit (Loss)	$	508	$	977	$	1,187	$	1,291